U.S. SECURITIES AND EXCHANGE COMMISSION
                                    WASHINGTON, D.C.  20549

                                  NOTIFICATION OF LATE FILING

                                          FORM 12b-25

SEC File Number          000-21177               Cusip Number

                                          [Check One]
      |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR

                      For the Period Ended:      December 31, 1996

                      [ ] Transition  Report on Form 10-K
                      [ ] Transition  Report on  Form  20-F
                      [ ]  Transition  Report  on  Form  11-K
                      [ ] Transition  Report on Form 10-Q
                      [ ]  Transition  Report on Form N-SAR
          For the Transition Period Ended

                    Read Instructions [on back page] Before Preparing Form.
                                     Please Print or Type
          Nothing in this form shall be  constructed  to imply that the
                           Commission has verified any information contained herein

                If  the  notification  relates  to a portion of the filing checked above, identify the Item[s] to which the notification relates:


PART I - REGISTRANT INFORMATION
Full Name of Registrant:        NETSMART TECHNOLOGIES, INC.
Former Name if Applicable:
Address of Principal Executive Office [Street and Number]:
146 NASSAU AVENUE
City, State and Zip Code:
ISLIP, NEW YORK 11751
PART II - RULES 12b-25[b] and [c]
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25[b], the following should be completed.
                                  [Check box if appropriate]

        [a] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

[X] [b] The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, Form 11-K, Form N-SAR, or portion thereof , will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10- Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        [c] The  accountant's  statement  or  other  exhibit  required  by  Rule
            12b-25[c] has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period [Attached Extra Sheet if Needed]. As a result of delays in developing data and audit evidence for the financial statements, the 10K cannot be filed on time without unreasonable effort and expense. PART IV - OTHER INFORMATION
     [1] Name and telephone number of person to contact in regard to this notification

         Anthony F. Grisanti                        (516)               968-2000
          [Name]                            [Area Code]         [Telephone No.]

     [2] Have all other periodic reports required under Section 13 or 15[d] of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months [or for such shorter period that the registrant was required to file such reports] been filed? If answer is no, identify report[s]. [ X ] Yes [ ] No



     [3] Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X ] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. The net loss for the year ended December 31, 1995 was $2,850,000. Due to additional general and administrative expenses, the loss for the year ended December 31, 1996 is expected to be approximately $5,500,000.

                                      NETSMART TECHNOLOGIES, INC.
                           [Name of Registrant as Specified in Charter]

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:            March 31, 1997                    By:  /s/ Anthony F. Grisanti
     -------------------------------------              -----------------------
                                                           Anthony F. Grisanti

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative [other than an executive officer], evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                             ATTENTION
                    Intentional misstatements or omissions of fact constitute
                         Federal Criminal Violation  [See 18 U.S.C. 1001]

                                       GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 [17 CFR 240.12b-25] of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4 Amendments to the notifications must also be filed on form 12b-25, but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. Electronic Filers - This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.




                                                                      EXHIBIT A

                                     MOORE STEPHENS, P.C.
                                 CERTIFIED PUBLIC ACCOUNTANTS
                                340 NORTH AVENUE EAST, SUITE 6
                                CRANFORD, NEW JERSEY 07016-2461






                                                  March 31, 1997



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

         We are retained by Netsmart Technologies, Inc. as independent certified public accountants to report on the financial statements at December 31, 1996 and for the fiscal years then ended. We have endeavored, with the full cooperation of the Company, to obtain the necessary information to meet the filing requirements for Form 10-K, both as to form and timeliness. Due to the extensive period of time, and the related delay in developing data for the financial statements due to this being the first fiscal year end after an initial public offering by the Company, we will not have sufficient time to complete our audit by March 31, 1997 which is the required filing date for the Company's annual report, without unreasonable effort and expense.

                                Very truly yours,




                              MOORE STEPHENS, P.C.